UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number ___________

 ECOSS INC.
 (Translation of registrant’s name into English)

2-3-5 Ohashi
Barbizon 41, 3F
Meguro-ku, Tokyo 153-0044
Japan
(Address of principal executive offices)

Shibuya Humax Bldg.
1-14-6 Dougenzaka
Shibuya-ku, Tokyo 150-0043
Japan
(Former Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

1. Previous Independent Registered Public Accounting Firm

A. On April 12, 2007, Ecoss, Inc. (“Registrant”) dismissed its independent registered public accounting firm, KDA Audit Corporation (“KDA”).

B. The reports of KDA on the financial statements of the Registrant as of March 31, 2006 and 2005 and for each of the three years ended March 31, 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph as to a going concern.

C. The decision to change independent registered public accounting firm was approved by the Board of Directors of the Registrant.

D. During the Registrant’s three most recent fiscal years and the subsequent interim periods through April 12, 2007, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

E. On October 1, 2007 the Registrant provided KDA with a copy of this Report and has requested that it furnish the Registrant with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Such letter is filed as an exhibit to this Report.

2. New Independent Registered Public Accounting Firm

The Registrant has engaged Li & Company, PC as its new independent certified public accounting firm to audit the Registrant’s financial statements effective April 12, 2007. Prior to such engagement, neither the Registrant nor anyone acting on behalf of the Registrant consulted such firm regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Registrant's financial statements, and no written report or oral advise was provided to the Registrant by concluding there was an important factor to be considered by the Registrant in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

3. Exhibits:

16.1           Letter from KDA Audit Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECOSS INC. (Registrant)

Date: October 5, 2007	By:	/S/ Chihiro Tsuyuki
	Name: Title:	Chihiro Tsuyuki Chief Executive and Financial Officer